Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

June 4, 2019

Division of Corporation Finance

Office of Transportation and Leisure

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Black Ridge Acquisition Corp.
Revised Preliminary Proxy Statement on Schedule 14A
Filed May 20, 2019
File No. 001-38226

Ladies and Gentlemen:

On behalf of Black Ridge Acquisition Corp, we respond as follows to the Staff’s comment letter, dated June 3, 2019, relating to the above-captioned Revised Preliminary Proxy Statement on Schedule 14A (“Proxy Statement”). Captions and page references herein correspond to those set forth in amended filing of the Proxy Statement, a copy of which has been marked with the changes from the prior filing of the Proxy Statement.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the response to each comment immediately thereafter.

Preliminary Proxy Statement, Amendment No. 2

Selected Historical Financial Information of AEII/WPT, page 24

1.	Please ensure that the March 31, 2019 amounts for net cash used in operating activities and net cash used in investing activities is consistent with the amounts shown in the Statements of Cash Flows at page F-46. In addition, please ensure that the March 31, 2019 amount for EBITDA is consistent with that shown in the Non-GAAP Financial Measures table on page 25.

We have revised the above-referenced items in the Selected Historical Financial Information of AEII/WPT on page 24 of Amendment No. 2 to the Proxy Statement to address the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Statements, page 86

2.	Please revise your introductory paragraph to disclose the pro forma financial statements also give effect to the $4 million interim financing of Noble and AEM that will be assumed by BRAC as part of the merger. You may also consider disclosing as a result of assuming the indebtedness, BRAC is obligated to issue up to 470,588 of its common stock and warrants to purchase up to an additional 152,000 shares of common stock.

Securities and Exchange Commission

June 4, 2019

We have revised the introductory paragraph in the unaudited Pro Forma Condensed Combined Financial Statements of Amendment No. 2 to the Proxy Statement to address the Staff’s comment.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Note 2 - Adjustments and Assumptions to the Unaudited Pro Forma Condensed Combined

Balance Sheet as of March 31, 2019, page 91

3.	Refer to the tabular presentation in adjustment Note 2(C). For the two line items under assuming maximum conversions, please revise the side reference to be adjustments (O) and (P), instead of (N) and (O), respectively.

We have revised the side references in Note 2(C) in the Notes to Unaudited Pro Forma Condensed Combined Financial Statements of Amendment No. 2 to the Proxy Statement to address the Staff’s comment.

Note 4 - Adjustments and Assumptions to the Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended December 31, 2, page 95

4.	See adjustment in Note 4(F) pertaining to the line items weighted average shares outstanding, basic and diluted, and pro forma adjustment. It appears the adjustment figures should instead be 4,361,619 for the weighted average shares outstanding, basic and diluted, and 26,432,135 shares for the pro forma adjustment. Reference is made to the pro forma statement of operations for the year ended December 31, 2018 on page 90.

We have revised Note 4(F) in the Notes to Unaudited Pro Forma Condensed Combined Financial Statements of Amendment No. 2 to the Proxy Statement to address the Staff’s comment.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Allied Esports and WPT

Critical Accounting Policies and Estimates

Impairment of Long-Lived Assets, page 151

5.	We note your disclosures made in response to our prior comment number one. Please also disclose that you recorded an impairment loss of $600,000 on the investment in ESA during the three months ended March 31, 2019.

We have expanded the disclosure in Management's Discussion and Analysis of Financial Condition and Results of Operations of Allied Esports and WPT in Amendment No. 2 to the Proxy Statement to address the Staff’s comment.

World Poker Tour and Allied Esports

Financial Statements for the Interim Period Ended March 31, 2019

Notes to the Condensed Combined Financial Statements

Note 3 - Significant Accounting Policies

Revenue Recognition, page F-48

6.	Please revise your disclosure to clarify whether you elected to apply the new revenue standard retrospectively to all contracts as of January 1, 2019 or only to contracts that were not completed at the date of initial application. Refer to ASC 606-10-65-1(h).

Securities and Exchange Commission

June 4, 2019

We have revised the disclosure on page F-48 of the Proxy Statement to state that “the Company adopted ASC 606 for all contracts using the modified retrospective method” as requested.

7.	We refer to your multiplatform revenue footnote on page F-49. You disclose distribution revenue is generated through the distribution of content from both World Poker Tour’s library as well as third-party content to global TV networks or through online channels such as Pluto and Unreel from which the Company earns revenue through the placement of ads around WPT’s content. Please describe for us in greater detail the nature, significant terms and performance obligations of contracts involving the distribution of content from your owned assets as well as third-party content. As part of your response, please clarify for us how you are compensated for the distribution of such content and your policy for recognizing such revenues. For distribution arrangements involving third-party content, please tell us whether you are the principal or agent and provide us with the basis for your conclusion.

The World Poker Tour (“WPT”) provides video content to global television networks, who then have the right to air the content over the related license period. The related revenue is recognized over time, on a pro rata basis, over the license period.

Revenue from the distribution of video content to television networks is received pursuant to the contract payment terms. Revenue received prior to the satisfaction of the related performance obligation is deferred and recognized upon the satisfaction of the performance obligation as described above.

Occasionally, Allied Esports and WPT (collectively, the “Company”) act as a distributor and will “bundle” third-party content (for example, a show about fishing) with its own content in a distribution arrangement, and WPT will share the revenue with the third party. However, the revenues related to third party content are de minimis (less than $10,000 annually).

The Company also provides video content to online channels. The online channels place ads within the WPT content and any advertising revenue earned by the global TV network or online channel is shared with WPT. Advertising revenue is received on a lag, based upon the number of times an advertisement is aired during the previous month, and is recognized during the period that the ad aired on the network / online channel.

8.	We refer to your In-person revenue footnote on page F-50. We note event revenue is generated from sponsorship arrangements for company events and such revenue is recognized either on a straight-line basis over the duration of each event or pursuant to the terms of each individual contract with the customer. Please describe for us in greater detail the terms arrangements where revenue is recognized on other than on a straight-line basis and tell us why it represents a faithful depiction of the transfer the promises in the arrangement. Please disclose the duration over which revenue is typically recognized for such sponsorship arrangements related to event revenue.

Event revenue generated by the Allied Esports Las Vegas Esports arena is recognized on a straight-line basis over the duration of the contract period. For instance:

•	Revenue associated with the three-year naming rights of the Allied Esports’ Las Vegas arena, earned in connection with a naming rights agreement, are recognized on a straight-line basis over the three-year term of the contract period.

•	Event revenue associated with a third-party event at the Allied Esports arena in Las Vegas is earned and recognized on a straight-line basis over the duration of that event. An event generally takes place over a three or four day period.

•	Event revenue from sponsorship arrangements associated with a company event at the Allied Esports arena in Las Vegas is earned and recognized on a straight-line basis over the duration of that event. An event generally takes place over a three or four day period.

Securities and Exchange Commission

June 4, 2019

WPT event revenue is recognized at a point in time, as follows:

•	Partner casinos contract to use the WPT brand name to promote and draw more participants to its events (e.g. a poker tournament) and that event revenue will be recognized on day-one of the event because the performance obligation has been fulfilled at that time.

We have clarified the disclosures related to in-person revenues on pages F-50 and F-70 of the Proxy Statement as requested and have updated the disclosures to include the duration over which revenue is typically recognized for sponsorship arrangements related to event revenue.

9.	We refer to the table summarizing revenue recognized at a point in time on page F-51. Please explain to us why event revenue and sponsorship revenue are included in "Revenues – Recognized at a Point in Time" when your disclosures on page F-49 and 50 appear to indicate otherwise.

We refer the Staff to the response to Comment 8 above. Certain event revenue is recognized on a straight-line basis over the duration of the event or sponsorship arrangement, while other event and sponsorship revenue is recognized at the time of the event. We have updated the tables on page F-51 of the Proxy Statement accordingly.

December 31, 2018 Audited Financial Statements

Note 13- Commitments and Contingencies, page F-84

10.	We have reviewed your response to our prior comment number 9. Please expand your significant accounting policy for deferred production costs on page F-67 to disclose the relevant portions of your response explaining why you have capitalized rent expense associated with your LA Lease, and any other leases, as production overhead costs, and disclose the related method and period of amortization.

We have revised the disclosure on page F-67 of the Proxy Statement to state that production overhead includes rent incurred in connection with leased space in Los Angeles, California, which is used exclusively for film production.

We have disclosed that amortization of capitalized film costs begins when the related film is released and begins to recognize revenue and capitalized film costs are expensed over the expected revenue period (not to exceed ten years) using a ratio of revenue earned during the period to estimated ultimate revenues for the related production, pursuant to FASB ASC Topic 926-20.

*************

Securities and Exchange Commission

June 4, 2019

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Mr. Ken DeCubellis